SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 5){1}

                       AMERIQUEST TECHNOLOGIES, INC.

                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      (Title of Class of Securities)

                                03070P 10-3
                              (CUSIP Number)
                           KLAUS H. JANDER, ESQ.
                            ROGERS & WELLS LLP
                              200 PARK AVENUE
                         NEW YORK, NEW YORK 10166
                              (212) 878-8000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)
                               JULY 2, 1998
          (Date of Event Which Requires Filing of This Statement)


               If  the  filing  person  has previously filed a statement on
     Schedule 13G to report the acquisition  which  is  the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box <square>.

               NOTE.   Schedules  filed  in  paper  format  shall include a
     signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 42 Pages)

                       Exhibit Index Begins at Page 16

__________________________
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

                                                  13D


CUSIP NO. 03070P 10-3                                      PAGE 2 OF 42 PAGES


  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Computer 2000 AG
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (A) <checked-box>
                                                                                             (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      WC
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)  <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany
                                                7           SOLE VOTING POWER


         NUMBER OF
          SHARES                                8           SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                  78,307,920
           EACH
         REPORTING                              9           SOLE DISPOSITIVE POWER
          PERSON
           WITH
                                               10           SHARED DISPOSITIVE POWER

                                                                   78,307,920
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                             <square>

                      78,307,920
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   <square>
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      APPROXIMATELY 72%
 14            TYPE OF REPORTING PERSON*

                      HC/CO




                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                                    SIGNATURE ATTESTATION.

                                                  13D


CUSIP NO. 03070P 10-3                                      PAGE 3 OF 42 PAGES


  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Computer 2000, Inc.

  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) <checked-box>
                                                                                               (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      WC
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)  <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                                7           SOLE VOTING POWER


         NUMBER OF
          SHARES                                8           SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                  78,307,920
           EACH
         REPORTING                              9           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                10           SHARED DISPOSITIVE POWER

                                                                   78,307,920
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                             <square>

                      78,307,920
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   <square>

 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      APPROXIMATELY 72%
 14            TYPE OF REPORTING PERSON*

                      HC/CO




                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     INCLUDE BOTH  SIDES  OF THE COVER PAGE, RESPONSES TO ITEMS
                      1-7 (INCLUDING  EXHIBITS)  OF  THE  SCHEDULE,  AND  THE
                                     SIGNATURE ATTESTATION.

This Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D dated November 14, 1994 (the "Schedule 13D") is filed by Computer 2000 AG and Computer 2000, Inc. in connection with their beneficial ownership of Common Stock of AmeriQuest Technologies, Inc., a Delaware corporation (the "Common Stock"). Schedule 13D as previously amended by Amendment No. 1, dated August 7, 1995, by Amendment No. 2, dated March 29, 1996, by Amendment No. 3, dated April 14, 1997, and by Amendment No. 4, dated May 6, 1997, is hereby amended as set forth below.


ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended in its entirety to read as set forth below:

Pursuant  to  Rule  13d-1(a)  promulgated under the Act, this Statement  on
Schedule 13D is filed on behalf of Computer 2000 AG, a stock company organized under the laws of Germany ("C2000"), and Computer 2000 Inc., a corporation organized under the laws of Delaware ("Sub").

C2000 is a distributor of hardware, software and communications products for professional personal computers throughout Europe, and also provides additional services relating thereto, including consultancy and technical service and support. The address of C2000's principal business and principal office is Wolfratshauser Strasse 84, 81379 Munich, Germany.

C2000 is a publicly-held company in Germany, and Tech Data Corporation ("Tech Data"), a Florida corporation, is the majority shareholder of C2000. Tech Data acquired control of C2000 on July 1, 1998 pursuant to a Share Purchase Agreement between Kloeckner & Co. AG and Tech Data, dated April 14, 1998.

Sub is a wholly-owned subsidiary of C2000 whose initial business is to acquire securities in Issuer and to engage in purchasing and sales activities for C2000 and its affiliated companies. The address of Sub's principal office is Wolfratshauser Strasse 84, 81379 Munich, Germany.

Tech Data is a major distributor of microcomputer hardware and software products to value-added resellers, corporate resellers, retailers and direct marketers. Tech Data distributes products through the United States, Canada, Latin America, Germany, France, Switzerland and Austria. Tech Data's principal office is 5350 Tech Data Drive, Clearwater, Florida 34620.

The attached Schedule I is a list of the (i) members of the management board and the members of the supervisory board of C2000 (under the German legal system, members of the management board have positions that are analogous to executive officers, and members of the supervisory board have positions analogous to directors) and (ii) members of the Board of Directors and executive officers of Sub. The attached Schedule II is a list of the members of the Board of Directors and executive officers of Tech Data.

During the last five years, neither C2000, Sub nor, to the best of each of C2000's and Sub's knowledge, any person named in Schedule I or Schedule II

                                Page 4 of 42 Pages
has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.


ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

Subject to the terms and conditions of that certain Disposition and Reorganization Agreement, dated July 2, 1998, by and among the Issuer,
Computer 2000 AG, Sub and The Listen Group LLC, a Delaware limited liability company (the "Disposition Agreement") C2000 and Sub have determined, effective as of the closing date under the Disposition
Agreement,   to   dispose   of  (a)  36,349,878  shares  of  Common  Stock,
representing approximately 54% of the issued and outstanding shares of Common Stock; (b) 300,000 shares of Series H Cumulative Convertible Preferred Stock, par value $0.01 per share, convertible into 41,958,042 shares of Common Stock (the "Preferred Stock") representing 100% of the issued and outstanding shares of Preferred Stock; (c) achievement warrants equivalent to 7,035,280 shares of Common Stock (the "Achievement Warrants"); and (d) a maintenance option equivalent to 2,357,235 shares of Common Stock. Upon the consummation of the transactions contemplated under the Disposition Agreement, C2000 and Sub would no longer hold any beneficial interest in any securities of the Issuer.

The Disposition Agreement is more fully described below in Item 6 of this Amendment No. 5. It is anticipated that the closing under the Disposition Agreement will occur before the end of July 1998. No assurances can be given that the closing thereunder will actually occur. If the closing under the Disposition Agreement does not occur, C2000 and Sub will reassess their purposes and plans with respect to their beneficial ownership of equity securities of the Issuer. No assurances can be given that such purposes and plans will not change in the event the closing under the Disposition Agreement does not occur.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 2, 1998, the Issuer, C2000, Sub and The Listen Group Partners LLC ("Listen Group"), entered into the Disposition Agreement pursuant to which C2000 and Sub shall, effective as of the closing date thereunder, dispose of (a) 36,349,878 shares of Common Stock, representing approximately 54% of the issued and outstanding shares of Common Stock; (b) 300,000 shares of Preferred Stock, representing 100% of the issued and outstanding shares of Preferred Stock; (c) the Achievement Warrants, which are equivalent to 7,035,280 shares of Common Stock; and (d) the Maintenance Option, which is equivalent to 2,357,235 shares of Common Stock.

                                Page 5 of 42 Pages

Upon the consummation of the transactions contemplated under the Disposition Agreement, C2000 and Sub will no longer hold any beneficial interest in any securities of the Issuer, and Listen Group will hold 54% of the issued and outstanding Common Stock. It is anticipated that the closing under the Disposition Agreement will occur before the end of July 1998. Listen Group is a Delaware limited liability company formed by the Issuer's senior management, Alexander C. Kramer, Jr. (chief executive officer) and Jon D. Jensen (chief financial officer).

The text of the Disposition Agreement is being filed herewith as Exhibit L to Schedule 13D and is hereby incorporated by reference in answer to Item 6 of this Amendment No. 5. Section numbers used in this Item 6 refer to section numbers in the Disposition Agreement.

The  Disposition  Agreement is described below.   This  summary description
is, however, qualified in its entirety by reference to the text of the Disposition Agreement, filed herewith as Exhibit L.

Section 2.2 provides that at the closing, Listen Group shall (i) pay to Sub the aggregate purchase price of $1.00 for all of Sub's Common Stock and
(ii) make, on behalf of sub, an insurance payment for a six-year liability run-off policy providing certain protections against losses of C2000 and Sub, which payments together shall constitute Listen Group's aggregate purchase price for such Common Stock.

Section 2.3 provides that, at the Closing, Sub shall deliver to the Issuer certificates or other proper documentation evidencing the Preferred Stock, Achievement Warrants and the Maintenance Option, in each case, free and clear of any and all liens and encumbrances, to be deemed a contribution to the capital of the Issuer. Pursuant to Section 2.4, C2000 shall pay to the Issuer $3,000,000, such payment to be deemed a contribution to the capital of the Issuer.

Section 3, Section 4, Section 5 and Section 6 set forth certain representations and warranties of the Issuer, C2000, Sub and Listen Group, respectively.

Section 7.3 provides that the Issuer shall retain a financial adviser, which is expected to be L.H. Friend, Weinress, Frankson & Presson, Inc. (the "Financial Advisor") to deliver a letter setting forth the opinion of such Financial Advisor that the Issuer is reasonably likely to remain a viable business for at least one year subsequent to the consummation of the transactions contemplated in the Disposition Agreement. The Financial Advisor's letter shall be satisfactory in form and substance to C2000 and it shall be expressly stated therein that the Issuer's Board of Directors, C2000 and Sub may rely upon such letter.

Under Section 7.4, the Issuer and Listen Group agree to use their best efforts to obtain, prior to the closing, the release of C2000 and Sub from certain specified guarantees relating to the Issuer's vendors.

Section 7.5(a) provides that at all times after the closing, the Issuer and Listen Group, jointly and severally, shall, to the fullest extent permitted by Law, indemnify C2000 and Sub (and their respective Affiliates and their respective shareholders, directors, officers, employees, counsel, consultants, agents and representatives) and each of the Issuer's Directors designated to the Board by C2000 (Dr. Harry Krischik, Manfred Guenzel,

                                Page 6 of 42 Pages

Richard Obermaier or Anton Roedl (the "2000 Designees"), from and against certain specified losses that arise out of or are based upon any action taken, or any omission to take action, prior to the closing date, by any of the C2000 Designees in his capacity as a Director of the Issuer.

Section 7.6(a) provides that at all times after the closing the Issuer and Listen Group shall, jointly and severally, to the fullest extent permitted by Law, indemnify C2000 and Sub and their affiliates from and against certain specified losses that arise out of or are based upon any action taken, or any omission to take action, after the closing by the Issuer, by any officer or Director of the Issuer, or by Listen Group (or any of their respective affiliates). Section 7.6(b) provides that for a period of no less than six years after the closing, Listen Group shall cause the Issuer to maintain in effect a liability run-off policy, as described in Schedule
7.6 of the Disposition Agreement.

Section 7.7 provides that for a period of 18 months after the closing date, the Issuer shall not, by means of open-market transactions or private purchases or in any other manner, repurchase or otherwise acquire any shares of Common Stock from any stockholder of the Issuer unless all of the unaffiliated directors, by resolution, determine in advance of such repurchase or acquisition that the transaction would be entirely and intrinsically fair to the Issuer and to the minority stockholders, taken as a whole.

Section 7.8 provides that upon Sub's contribution to the Issuer of the Preferred Stock at the closing, the Issuer shall reserve 6,700,000 shares of Common Stock, issuable to employees of the Issuer pursuant to stock or stock-based benefit plans to be established by the Issuer after the Closing.

Pursuant to Section 8.3, all of the C2000 Designees shall resign from the Issuer's Board of Directors, effective as of the closing. Pursuant to
Section 8.4, C2000 and Sub shall cause all intercompany loans and receivables against the Issuer, including accrued interest, to be forgiven, effective as of the closing. Section 8.5 provides that C2000 shall cause all of the Preferred Stock, Achievement Warrants and the Maintenance Option to be delivered at the closing to the Issuer; C2000 and Sub shall waive all rights to receive any dividends payable or accrued as of the closing date with respect to the Preferred Stock. Section 8.6 provides that C2000 shall promptly make a $3,000,000 capital contribution by wire transfer to the Issuer on the closing date.

Section 9.3 provides that for a period of two years after the Closing, Listen Group shall use its best efforts to cause no fewer than two persons who are not affiliates of Listen Group or the Issuer or any officer or employee of any of them to be nominated and elected to the Board of Directors of the Issuer. Section 9.4 provides that for a period of two years after the Closing Date, in all director elections, Listen Group and its affiliates shall vote all of their Common Stock (and any other voting securities) in all Board elections in such a way as to cause no fewer than two unaffiliated directors to be serving on the Issuer's Board at all times. Pursuant to Section 9.5(a) provides that, except as otherwise expressly permitted by such Section, Listen Group and its affiliates shall not for a period of two years after the closing date, acquire, directly or indirectly, any additional Common Stock (or other voting securities of the Issuer) beyond the Permitted Percentage (defined to mean, at any given time, a percentage equal to the percentage of all voting securities of the

                                Page 7 of 42 Pages

Issuer that were held by Listen Group as of the Closing. Section 9.5(b) provides that notwithstanding any other provision of the Disposition Agreement, Listen Group and its affiliates may acquire additional shares of Common Stock (or other voting securities of the Issuer) at any time if, and only if, all of the unaffiliated directors, by resolution, determine in advance of such acquisition that the transaction would be entirely and intrinsically fair to the Issuer and to the minority stockholders, taken as a whole.

Section 13.1 provides that after the closing, subject to certain specified limitations, the Issuer shall indemnify C2000, Sub and Listen Group and their respective affiliates against and in respect of losses relating to
(a) the inaccuracy of any representation or warranty made by the Issuer in the Disposition Agreement and (b) the breach by the Issuer of any agreement or covenant contained in the Disposition Agreement.

Section 13.2 provides that after the closing, subject to certain specified limitations, C2000 and Sub shall indemnify the Issuer and Listen Group and their respective affiliates against and in respect of losses relating to
(a) the inaccuracy of any representation or warranty made by C2000 or Sub in the Disposition Agreement and (b) the breach by C2000 or Sub of any agreement or covenant contained in the Disposition Agreement.

Section 13.3 provides that after the closing, subject to certain specified limitations, Listen Group shall indemnify the Issuer, C2000 and Sub and their respective affiliates against and in respect of losses relating to
(a) the inaccuracy of any representation or warranty made by Listen Group in the Disposition Agreement and (b) the breach by Listen Group of any agreement or covenant contained in the Disposition Agreement.

The Disposition Agreement contains other terms and conditions, as set forth in full in Exhibit L of this Amendment No. 5.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended by the addition of Exhibit L.

Exhibit L: Disposition and Reorganization Agreement, dated July 2, 1998, by and among the Issuer, Computer 2000 AG, Sub and The Listen Group LLC.

                                PAGE 8 OF 42 PAGES

                            SCHEDULE I

Schedule I of Schedule 13D is hereby amended by the deletion of the lists of directors and executive officers of Kloeckner & Co. AG, Bayernwerk AG and VIAG AG.

                                PAGE 9 OF 42 PAGES

                            SCHEDULE II

Schedule 13D is hereby amended by the addition of Schedule II:

                       TECH DATA CORPORATION

TECH DATA BOARD OF DIRECTORS

Name:          Charles E. Adair
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  President  of  Adair  & Associates, Inc.  and  President  of
               Kowaliga Capital, Inc.
Citizenship:   United States


Name:          Daniel M. Doyle
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Chief  Executive Officer  and  Director  of  Danka  Business
               Systems PLC.
Citizenship:   United States


Name:          Donald F. Dunn
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Director of Proffitt's Inc.
Citizenship:   United States


Name:          Jeffrey P. Howells
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Executive Vice President and Chief Financial Officer of Tech
               Data Corporation.
Citizenship:   United States

                                Page 10 of 42 Pages

Name:          Anthony A. Ibarguen
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  President   and   Chief   Operating  Officer  of  Tech  Data
               Corporation
Citizenship:   United States


Name:          Edward C. Raymund
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Chairman Emeritus of Tech Data Corporation
Citizenship:   United States


Name:          Steven A. Raymund
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Chief Executive Officer and  Chairman  of  the Board of Tech
               Data Corporation.
Citizenship:   United States


Name:          David M. Upton
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Faculty  member of Harvard Business School; Director  of  KH
               Systems, Inc.
Citizenship:   United States


Name:          John Y. Williams
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Managing  Director  of  Grubb  &  Williams,  Ltd.;  Managing
               Director of Equity-South Advisors, LLC.
Citizenship:   United States

                                Page 11 of 42 Pages

TECH DATA EXECUTIVE OFFICERS

Name:          Steven A. Raymund
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Chief Executive Officer
Citizenship:   United States

Name:          Anthony A. Ibarguen
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  President and Chief Operating Officer
Citizenship:   United States


Name:          Jeffrey P. Howells
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Executive Vice President and Chief Financial Officer
Citizenship:   United States


Name:          Peggy K. Caldwell
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Senior Vice President of Sales
Citizenship:   United States


Name:          Timothy J. Curran
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Senior Vice President of Sales
Citizenship:   United States

                                Page 12 of 42 Pages

Name:          Lawrence W. Hamilton
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Senior Vice President of Human Resources
Citizenship:   United States


Name:          Gerald M. Labie
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  President and Managing Director of European Operations
Citizenship:   United States


Name:          H. John Lochow
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Senior Vice President and Chief Information Officer
Citizenship:   United States


Name:          Yuda Saydun
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Senior Vice President and General Manager-Latin America
Citizenship:   United States


Name:          Joseph B. Trepani
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Senior Vice President and Corporate Controller
Citizenship:   United States


Name:          Theodore F. Augustine

Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Vice President of Distribution and Logistics
Citizenship:   United States


Name:          Patrick O. Connelly
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Vice President of Worldwide Credit Services
Citizenship:   United States


Name:          Charles V. Dannewitz
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Vice President of Taxes
Citizenship:   United States


Name:          Arthur W. Singleton
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Vice President, Treasurer and Secretary
Citizenship:   United States


Name:          David R. Vetter
Address:       c/o Tech Data Corporation
               5350 Tech Data Drive
               Clearwater, Florida 34620
Occupation/
  Employment:  Vice President and General Counsel
Citizenship:   United States


                                PAGE 14 OF 42 PAGES

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Dated:  July 6, 1998




                              COMPUTER 2000 AG

                              By: /s/ Dr. Harry Krischik
                              Name:  Dr. Harry Krischik
                              Title: Member of the Executive Board

                              By: /s/ Manfred Guenzel
                              Name:  Manfred Guenzel
                              Title: Member of the Executive Board


                              COMPUTER 2000, INC.


                              By: /s/ Martin E. Loeffler
                              Name:  Martin E. Loeffler
                              Title: President

                              By: /s/ Richard E. Obermaier
                              Name:  Richard E. Obermaier
                              Title: Secretary

                     EXHIBIT L TO SCHEDULE 13D

Disposition and Reorganization Agreement, dated July 2, 1998, by and among AmeriQuest Technologies, Inc., Computer 2000 AG, Computer 2000, Inc. and The Listen Group LLC.

                                PAGE 16 OF 42 PAGES

             DISPOSITION AND REORGANIZATION AGREEMENT

          THIS DISPOSITION AND REORGANIZATION AGREEMENT ("Agreement"), dated the 2nd day of July, 1998, by and among AMERIQUEST TECHNOLOGIES, INC., a Delaware corporation (the "Company"); COMPUTER 2000 AG, a German corporation ("Computer 2000"); COMPUTER 2000, INC., a Delaware corporation and wholly owned subsidiary of Computer 2000 ("Seller"); and THE LISTEN GROUP PARTNERS LLC, a Delaware limited liability company ("Purchaser"),

                       W I T N E S S E T H :

          WHEREAS, Seller is the record and beneficial owner of (a) 36,349,878 shares of the issued and outstanding shares of common stock, par value $0.01 per share of the Company (the "Common Stock") representing approximately 54% of the issued and outstanding shares of Common Stock; (b) 300,000 shares of Series H Cumulative Convertible Preferred Stock, par value $0.01 per share, convertible into 41,958,042 shares of Common Stock (the "Preferred Stock") representing 100% of the issued and outstanding shares of Preferred Stock; (c) achievement warrants equivalent to 7,035,280 shares of Common Stock (the "Achievement Warrants"); and (d) a maintenance option equivalent to 2,357,235 shares of Common Stock; and

          WHEREAS, Computer 2000 has agreed to forgive certain intercompany indebtedness by means of a contribution of such indebtedness to the capital of the Company, subject to the terms and conditions set forth herein;

          WHEREAS, Computer 2000 has agreed to make a cash contribution to the capital of the Company in the amount of Three Million U.S. Dollars ($3,000,000), subject to the terms and conditions set forth herein;

          WHEREAS, Seller has agreed to contribute all of its shares of Preferred Stock to the capital of the Company, subject to the terms and conditions set forth herein;

          WHEREAS, Seller has agreed to waive all rights to receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock, subject to the terms and conditions set forth herein;;

          WHEREAS, Seller has agreed, as of the Closing Date, to contribute all of its Achievement Warrants and the Maintenance Option to the capital of the Company, and the Company has agreed to cause the Achievement Warrants and the Maintenance Option to be cancelled as of the Closing Date, subject to the terms and conditions set forth herein;

          WHEREAS, Seller desires to sell to Purchaser 36,349,878 shares of Common Stock, constituting 54% of the issued and outstanding Common Stock

                                Page 17 of 42 Pages
of the Company (the "Shares") and Purchaser desires to purchase the Shares, subject to the terms and conditions set forth herein;

          WHEREAS, in partial consideration for the purchase of the Shares, Purchaser shall purchase a Six-Year Run-Off Insurance Policy (as defined below) with a premium amount of approximately Two Hundred Thousand Dollars ($200,000) (the "Insurance Payment");

          WHEREAS, the Company and Purchaser have agreed to cause Computer 2000 to be released from certain guarantees as of the Closing Date, subject to the terms and conditions set forth herein; and

          WHEREAS, the Company has retained L.H. Friend, Weinress, Frankson & Presson, Inc. as its financial advisor (the "Financial Adviser") to deliver an opinion as to the viability of the Company subsequent to the consummation of the transactions contemplated herein (the "Comfort Letter"),

          NOW, THEREFORE, in consideration of the premises  and  the mutual
covenants   herein  contained,  the  Company,  Computer  2000,  Seller  and
Purchaser, intending to be legally bound, hereby agree as follows:

     SECTION 1. SALE OF THE SHARES.

          Subject to the terms and conditions hereof, at the Closing (as hereafter defined), Seller shall sell, convey and assign to Purchaser, and Purchaser shall purchase from Seller, good and marketable title to all of the Shares.

     SECTION 2. THE CLOSING.

        2.1. CLOSING; CLOSING DATE. The closing of the transactions contemplated hereby (the "Closing") shall be held at 10:00 a.m. on July 16, 1998 at the offices of Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, or at such other time and date as the parties may mutually agree in writing (the "Closing Date").

        2.2. PAYMENT FOR SHARES. At the Closing, Purchaser shall (i) pay to Seller the aggregate purchase price of One U.S. Dollar ($1.00) and (ii) make, on behalf of Seller, the Insurance Payment to the insurance company providing such insurance coverage, which payments together shall constitute Purchaser's aggregate purchase price for the Shares.

        2.3. DELIVERY OF SHARES. At the Closing, Seller shall deliver to Purchaser a certificate or certificates evidencing the Shares, with stock powers duly executed and attested, sufficient to vest in Purchaser good and marketable title to the Shares, free and clear of any and all liens and encumbrances.

        2.4. PREFERRED STOCK; WARRANTS; OPTION. At the Closing, Seller shall deliver to the Company certificates or other proper documentation

                                Page 18 of 42 Pages
evidencing the Preferred Stock, Achievement Warrants and the Maintenance Option, in each case, free and clear of any and all liens and encumbrances, to be deemed a contribution to the capital of the Company.

        2.5. SELLER'S CONTRIBUTION TO CAPITAL. At the Closing, Computer 2000 shall pay to the Company or for the benefit of the Company Three Million U.S. Dollars ($3,000,000) by wire transfer of immediately available funds to such account or accounts as the Company shall specify, such payment to be deemed a contribution to the capital of the Company.


     SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents, warrants and covenants to Computer 2000, Seller and Purchaser as follows:

        3.1. ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

        3.2. AUTHORITY. The execution and delivery by the Company of this Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

        3.3. NO CONFLICTS. The execution and delivery by the Company of this Agreement do not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

               (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws or other comparable corporate charter document of the Company;

               (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Company or any of its assets; or

               (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which the Company is a party or by which any of its assets are bound.

        3.4. LEGAL PROCEEDINGS. There are no Actions or Proceedings pending or, to the Knowledge of the Company, threatened relating to or affecting the Company or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any

                                Page 19 of 42 Pages
action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

        3.5. CORPORATE APPROVAL. This Agreement and the transactions contemplated hereby have been approved by the disinterested Directors of the Company in accordance with Section 144(a) of the Delaware General Corporation Law.

        3.6. REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Section 3 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

     SECTION 4. REPRESENTATIONS AND WARRANTIES OF COMPUTER 2000.

Computer 2000 hereby represents, warrants and covenants to the Company and Purchaser as follows:

        4.1. ORGANIZATION. Computer 2000 is a corporation duly organized, validly existing and in good standing under the Laws of the Federal Republic of Germany. Computer 2000 has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

        4.2. AUTHORITY. The execution and delivery by Computer 2000 of this Agreement, and the performance by Computer 2000 of its obligations hereunder, have been duly and validly authorized by the Vorstand and Aufsichtsrat of Computer 2000, no other corporate action on the part of Computer 2000 or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by Computer 2000, and constitutes a legal, valid and binding obligation of Computer 2000, enforceable against Computer 2000 in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

        4.3. NO CONFLICTS. The execution and delivery by Computer 2000 of this Agreement do not, and the performance by Computer 2000 of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

               (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Satzung or other corporate charter documents of Computer 2000;

               (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Computer 2000 or any of its assets; or

               (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which Computer 2000 is a party or by which any of its assets are bound.

        4.4. LEGAL PROCEEDINGS. There are no Actions or Proceedings pending or, to the Knowledge of Computer 2000, threatened relating to or affecting Computer 2000 or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

        4.5. TITLE. The endorsement and delivery by Seller in accordance with the provisions of this Agreement of a certificate or certificates evidencing the Shares will vest in Purchaser good title to the Shares, free and clear of all liens and encumbrances.

        4.6. NO OTHER COMPANY SECURITIES. Following the consummation of the transactions contemplated under this Agreement, neither Computer 2000 nor any Affiliate of Computer 2000 will own any debt or equity securities of the Company or any options, warrants or other rights to acquire equity securities of the Company.

        4.7. REPRESENTATIONS AND WARRANTIES. The representations and warranties of Computer 2000 contained in this Section 4 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

     SECTION 5. REPRESENTATIONS AND WARRANTIES OF SELLER.

        5.1. ORGANIZATION. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

        5.2. AUTHORITY. The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by the board of directors of Seller, no other corporate action on the part of Seller or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

        5.3. NO CONFLICTS. The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

               (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws or other comparable corporate charter document of Seller;

                                Page 21 of 42 Pages

               (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Seller or any of its assets; or

               (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which Seller is a party or by which any of its assets are bound.

        5.4. LEGAL PROCEEDINGS. There are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened relating to or affecting Seller or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the
consummation   of  any  transaction  contemplated  hereby  by  restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

        5.5. TITLE. The endorsement and delivery by Seller in accordance with the provisions of this Agreement of a certificate or certificates evidencing the Shares will vest in Purchaser good title to the Shares, free and clear of all liens and encumbrances.

        5.6. NO OTHER COMPANY SECURITIES. Following the consummation of the transactions contemplated under this Agreement, neither Seller nor any Affiliate of Seller will own any debt or equity securities of the Company or any options, warrants or other rights to acquire equity securities of the Company.

        5.7. REPRESENTATIONS AND WARRANTIES. The representations and warranties of Seller contained in this Section 5 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

     SECTION 6. REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser represents, warrants and covenants to the Company, Computer 2000 and Seller as follows:

        6.1. ORGANIZATION. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Delaware Limited Liability Company Act. Purchaser has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

        6.2. AUTHORITY. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by the Purchaser, no other action on the part of Purchaser being necessary. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

                                Page 22 of 42 Pages

        6.3. NO CONFLICTS. The execution and delivery by Purchaser of this Agreement do not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

               (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of formation, limited liability agreement or other comparable documents of Purchaser;

               (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Purchaser or any of its assets; or

               (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which Seller is a party or by which any of its assets are bound.

        6.4. LEGAL PROCEEDINGS. There are no Actions or Proceedings pending or, to the Knowledge of Purchaser, threatened relating to or affecting Purchaser or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

        6.5. PURCHASER'S KNOWLEDGE AND EXPERIENCE. Purchaser represents that its knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of its purchase of the Shares, as contemplated by this Agreement.

        6.6. REPRESENTATIONS AND WARRANTIES. The representations and warranties of Purchaser contained in this Section 6 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

     SECTION 7. COVENANTS OF THE COMPANY AND PURCHASER.

        7.1. COOPERATION. From the date hereof through the Closing Date, the Company agrees that it will:

               (a) do or cause to be done all things necessary to ensure that the Company's representations and warranties will be true and correct at and as of the Closing Date as though made on and as of the Closing Date; and

               (b) promptly advise Computer 2000 and Purchaser in writing of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement, or constitute the failure of any condition to the obligations of the Company.

                                Page 23 of 42 Pages

        7.2. GOVERNMENTAL PERMITS AND APPROVALS. The Company shall use its best efforts to obtain all permits and approvals from any Governmental Authority or Regulatory Body required to be obtained by the Company for the lawful consummation of the Closing.

        7.3. COMFORT LETTER. At the Company's sole expense, the Company shall retain the Financial Adviser, which shall be a reputable investment bank satisfactory to Computer 2000 and Purchaser. The Company shall use its best efforts to cause the Financial Adviser to deliver the Comfort Letter, which shall set forth the opinion of the Financial Advisor that the Company is reasonably likely to remain a viable business for at least one year subsequent to the consummation of the transactions contemplated herein. The Comfort Letter shall be satisfactory in form and substance to Computer 2000 and it shall be expressly stated therein that the Company's Board of Directors, Computer 2000 and Seller may rely upon such Comfort Letter.

        7.4. RELEASES. The Company and Purchaser agree to use their best efforts to obtain, prior to the Closing, the release of Computer 2000 and/or Seller from any and all liabilities, debts and obligations, guarantees and suretyships, including but not limited to those relating to the $5,000,000 guarantee from Computer 2000 in support of the Company's line of credit with IBMCC and Computer 2000's guarantee of certain amounts to the Company's vendors, in each case as more fully described in Schedule
7.4 (collectively, the "Releases"). The Company's obtaining of all Releases, and the delivery to Computer 2000 prior to the Closing of evidence of such Releases, in form and substance satisfactory to Computer 2000, shall be a condition precedent to the obligation of Computer 2000 and Seller to proceed to Closing.

        7.5.   INDEMNIFICATION OF COMPUTER 2000 DESIGNEES.

               (a) At all times after the Closing, the Company and Purchaser agree, jointly and severally, to the fullest extent permitted by Law, to indemnify, defend and hold harmless Computer 2000 and Seller (and their respective Affiliates and their respective shareholders, directors, officers, employees, counsel, consultants, agents and representatives) and each of Dr. Harry Krischik, Manfred Guenzel, Richard Obermaier or Anton Roedl (collectively, the "Computer 2000 Designees"), from and against all Losses that arise out of or are based upon any action taken, or any omission to take action, prior to the Closing Date, by any of the Computer 2000 Designees in his capacity as a Director of the Company.

               (b) The Company shall not, and Purchaser shall not cause the Company to, amend or repeal any provision of the Company's articles of incorporation or bylaws, as in the effect as of the date of this Agreement, that purports to indemnify or otherwise provide legal protection to the Company's Directors, including but not limited to the Computer 2000 Designees.

        7.6.   INDEMNIFICATION OF COMPUTER 2000 AND SELLER.

               (a) At all times after the Closing, the Company and Purchaser agree, jointly and severally, to the fullest extent permitted by Law, to indemnify, defend and hold harmless Computer 2000 and Seller (and

                                Page 24 of 42 Pages
their respective Affiliates and their respective shareholders, directors, officers, employees, counsel, consultants, agents and representatives) from and against all Losses that arise out of or are based upon any action taken, or any omission to take action, after the Closing by the Company, by any officer or Director of the Company, or by Purchaser (or any of their respective Affiliates and their respective shareholders, directors, officers, employees, counsel, consultants, agents and representatives).

               (b) For a period of no less than six years after the Closing, the Purchaser shall cause the Company to maintain in effect a liability run-off policy, as described in Schedule 7.6, or equivalent insurance with substitute insurers (the "Six-Year Run-Off Policy").

        7.7.   CANCELLATION.    The   Company   shall   cause  all  of  the
Achievement Warrants and the Maintenance Option to be cancelled upon delivery thereof by Computer 2000, effective as of the Closing.

        7.8. NO COMMON STOCK REPURCHASE. For a period of 18 months after the Closing Date, the Company shall not, by means of open-market transactions or private purchases or in any other manner, repurchase or otherwise acquire any shares of Common Stock from any stockholder of the Company unless all of the Unaffiliated Directors, by resolution, determine in advance of such repurchase or acquisition that the transaction would be entirely and intrinsically fair to the Company and to the minority stockholders, taken as a whole.

        7.9. PREFERRED STOCK. Upon Seller's contribution to the Company of the shares of Preferred Stock pursuant to this Agreement, the Company shall reserve the equivalent of 6,700,000 shares of Common Stock issuable upon the conversion of of such Preferred Stock for reissuance to employees pursuant to stock or stock-based benefit plans to be established by the Company after the Closing.

     SECTION 8. COVENANTS OF COMPUTER 2000 AND SELLER.

        8.1. COOPERATION. From the date hereof through the Closing Date, each of Computer 2000 and Seller agrees that it will:

               (a) do or cause to be done all things necessary to ensure that the respective representations and warranties of Computer 2000 and Seller will be true and correct at and as of the Closing Date as though made on and as of the Closing Date; and

               (b) promptly advise Purchaser and the Company in writing of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement, or constitute the failure of any condition precedent to the respective obligations of Computer 2000 or Seller

        8.2. GOVERNMENTAL PERMITS AND APPROVALS. Each of Computer 2000 and Seller shall use its best efforts to obtain all permits and approvals from any Governmental Authority or Regulatory Body required to be obtained by Computer 2000 or Seller for the lawful consummation of the Closing.

                                Page 25 of 42 Pages

        8.3. RESIGNATION OF COMPUTER 2000 DESIGNEES. Computer 2000 shall cause each of the Computer 2000 Designees to resign from the Company's Board of Directors, effective as of the Closing.

        8.4. FORGIVENESS OF INTERCOMPANY DEBT. Computer 2000 and Seller shall cause all intercompany loans and receivables against the Company, including accrued interest, to be forgiven, effective as of the Closing.

        8.5. WAIVER OF ACCRUED DIVIDENDS. Computer 2000 shall cause all of the Preferred Stock, Achievement Warrants and the Maintenance Option to be delivered at the Closing to the Company. Computer 2000 and Seller shall waive all rights to receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock.

        8.6. CAPITAL CONTRIBUTION. The $3,000,000 capital contribution by Computer 2000 shall promptly be wire transferred to a United States bank account for contribution to the Company on the Closing Date.

     SECTION 9. ADDITIONAL COVENANTS OF PURCHASER.

        9.1. COOPERATION. From the date hereof through the Closing Date, Purchaser agrees that it will:

               (a) do or cause to be done all things necessary to ensure that Purchaser's representations and warranties will be true and correct at and as of the Closing Date as though made on and as of the Closing Date; and

               (b) promptly advise Computer 2000 and the Company in writing of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement, or constitute the failure of any condition to the obligations of Purchaser.

        9.2. GOVERNMENTAL PERMITS AND APPROVALS. Purchaser shall use its best efforts to obtain all permits and approvals from any Governmental Authority or Regulatory Body required to be obtained by Purchaser for the lawful consummation of the Closing.

        9.3. UNAFFILIATED DIRECTORS. For a period of two years after the Closing, Purchaser shall use its best efforts to cause no fewer than two persons who are not Affiliates of Purchaser or the Company or their respective Affiliates or any officer or employee of any of them to be nominated and elected to the Board of Directors of the Company (each, an "Unaffiliated Director").

        9.4. VOTING ARRANGEMENTS. For a period of two years after the Closing Date, in all director elections, Purchaser and its Affiliates shall vote all of their Common Stock and any other voting securities in all Board elections in such a way as to cause no fewer than two Unaffiliated Directors to be serving on the Company's Board at all times.

                                Page 26 of 42 Pages

        9.5.   STANDSTILL PROVISIONS.

               (a) Except as otherwise expressly permitted by this Section 9.5, Purchaser and its Affiliates shall not for a period of two years after the Closing Date, acquire, directly or indirectly, any additional Common Stock or other voting securities of the Company beyond the Permitted Percentage. As used in this Agreement, the "Permitted Percentage" at any given time shall be equal to the percentage of all voting securities of the Company that were held by Purchaser as of the Closing; provided, however, that notwithstanding this Section 9.5(a), Preferred Stock may be reissued to employees pursuant to stock or stock-based benefit plans of the Company, as provided in Section 7.9 of this Agreement.

               (b) Notwithstanding any other provision of this Agreement, Purchaser and its Affiliates may acquire additional shares of Common Stock or other voting securities of the Company at any time if, and only if, all of the Unaffiliated Directors, by resolution, determine in advance of such acquisition that the transaction would be entirely and intrinsically fair to the Company and to the minority stockholders, taken as a whole.

        9.6. CONCERNING THE SHARES. After the Closing Date, Purchaser will hold the Shares indefinitely unless they are subsequently registered under the Securities Act of 1933, as amended, or an exemption from registration is available.


     SECTION 10.    CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.

The obligations of the Company hereunder are, at the option of the Company, subject to the satisfaction on or prior to the Closing Date of the following conditions:

       10.1. REPRESENTATIONS AND WARRANTIES ON CLOSING DATE. All representations and warranties of the other parties contained in this Agreement or in any document or certificate delivered by any party to the Company pursuant to this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

       10.2. TERMS, COVENANTS AND CONDITIONS. All the terms, covenants and conditions of this Agreement to be complied with and performed by each of the other parties on or prior to the Closing Date shall have been complied with and performed in all material respects.

       10.3. CONSENTS, APPROVALS, ETC. All consents, permits, approvals, authorizations or orders of any court or Governmental Authority or Regulatory Body necessary for the lawful consummation of the transactions contemplated hereby shall have been obtained.

       10.4. OFFICER'S CERTIFICATES. Each of the other parties to this Agreement shall have delivered to the Company certificates, dated the Closing Date, executed by its respective authorized executive officer, stating that as of the Closing Date all of the respective representations and warranties of such party contained in this Agreement are true and

                                Page 27 of 42 Pages
correct in all material respects, that such party has performed all of its respective obligations and covenants to be performed by it hereunder, and that all of the conditions precedent to the obligations of such party hereunder have been satisfied or waived by such party in writing.

       10.5. LITIGATION. No action, suit or proceeding shall have been instituted by or before any court or Governmental Authority or Regulatory Body, or instituted or threatened by any Governmental Authority or Regulatory Body, to restrain, or to modify in any material respect, or to prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

       10.6.   OPINIONS OF COUNSEL.

               (a)  The  Company  shall  have  received  an  opinion  of J.
Britton Gourley, Jr., counsel to the Purchaser, dated the Closing Date, substantially in the form appended hereto as Exhibit A.

               (b) The Company shall have received an opinion of Rogers & Wells LLP, counsel to Computer 2000 and Seller, dated the Closing Date, substantially in the form appended hereto as Exhibit B.

       10.7. COMFORT LETTER. The Financial Advisor shall have delivered the Comfort Letter, dated as of the Closing Date, in form and substance satisfactory to the Company.

       10.8. COMPUTER 2000 CONTRIBUTION TO CAPITAL. Computer 2000 shall have paid to or for the benefit of the Company Three Million U.S. Dollars ($3,000,000) by wire transfer of immediately available funds to an account or accounts specified by the Company.

       10.9.   INSURANCE PAYMENT.  Purchaser shall have made the  Insurance
Payment.

       10.10. FORGIVENESS OF INDEBTEDNESS. Computer 2000 and Seller shall have caused all intercompany loans and receivables against the Company, including accrued interest, to be forgiven, effective as of the Closing Date, and Computer 2000 and Seller shall have delivered to the Company evidence of all such forgiveness, in form and substance
satisfactory  to  the  Company.   Seller  shall  have waived all rights  to
receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock.

       10.11. DELIVERY OF CERTIFICATES. Seller shall have delivered to the Company a certificate or certificates or other proper documentation evidencing the Preferred Stock, Achievement Warrants and the Maintenance Option, in each case, free and clear of any and all liens and encumbrances, to be deemed a contribution to the capital of the Company.

       10.12. EMPLOYMENT AGREEMENTS. Alexander C. Kramer and Jon D. Jensen shall have waived the change-of-control provisions of their respective Employment Agreements with respect to the transactions contemplated by this Agreement.

                                Page 28 of 42 Pages

     SECTION 11.    CONDITIONS PRECEDENT  TO  OBLIGATIONS  OF COMPUTER 2000
                    AND SELLER

The obligations of Computer 2000 and Seller hereunder are, at the option of Computer 2000 and Seller, respectively, subject to the satisfaction on or prior to the Closing Date of the following conditions:

       11.1. REPRESENTATIONS AND WARRANTIES ON CLOSING DATE. All representations and warranties of the other parties contained in this Agreement or in any document or certificate delivered by any party to Computer 2000 or Seller pursuant to this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

       11.2. TERMS, COVENANTS AND CONDITIONS. All the terms, covenants and conditions of this Agreement to be complied with and performed by each of the other parties on or prior to the Closing Date shall have been complied with and performed in all material respects.

       11.3. CONSENTS, APPROVALS, ETC. All consents, permits, approvals, authorizations or orders of any court or Governmental Authority or Regulatory Body necessary for the lawful consummation of the transactions contemplated hereby shall have been obtained.

       11.4. OFFICER'S CERTIFICATES. Each of the other parties to this Agreement shall have delivered to Computer 2000 and Seller certificates, dated the Closing Date, executed by its respective authorized executive officer, stating that as of the Closing Date all of the respective representations and warranties of such party contained in this Agreement are true and correct in all material respects, that such party has performed all of its respective obligations and covenants to be performed by it hereunder, and that all of the conditions precedent to the obligations of such party hereunder have been satisfied or waived by such party in writing.

       11.5. LITIGATION. No action, suit or proceeding shall have been instituted by or before any court or Governmental Authority or Regulatory Body, or instituted or threatened by any Governmental Authority or Regulatory Body, to restrain, or to modify in any material respect, or to prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

       11.6.   OPINIONS OF COUNSEL.

               (a) Computer 2000 and Seller shall have received an opinion of J. Britton Gourley, Jr., counsel to the Purchaser, dated the Closing Date, substantially in the form appended hereto as Exhibit A.

               (b) Computer 2000 and Seller shall have received an opinion of Morgan, Lewis & Bockius LLP, counsel to the Company, dated the Closing Date, substantially in the form appended hereto as Exhibit C.

                                Page 29 of 42 Pages

       11.7. DIRECTOR NOMINATIONS. As of the Closing Date, no fewer than two Unaffiliated Directors shall then be serving on the Company's Board of Directors.

       11.8. COMFORT LETTER. The Financial Advisor shall have delivered the Comfort Letter, dated as of the Closing Date, in form and substance satisfactory to Computer 2000.

       11.9. RELEASES. Computer 2000 and Seller and their respective Affiliates shall have been released from any and all liabilities, debts and obligations, guarantees and suretyships relating to the business or assets of the Company. The Company shall have delivered to Computer 2000 and Seller evidence of all Releases, in form and substance satisfactory to Computer 2000.

       11.10.       INSURANCE  PAYMENT.   Purchaser  shall  have  made  the
Insurance Payment.

       11.11. PAYMENT FOR SHARES. Purchaser shall have paid the sum of One U.S. Dollar ($1.00) to Seller in payment for the purchase of the Shares.

       11.12.       CANCELLATION.   The  Company  shall   have  caused  the
Achievement Warrants and the Maintenance Option to be cancelled, effective as of the Closing Date.

       11.13. SIX-YEAR RUN-OFF POLICY. The Company shall have caused the Six-Year Run-Off Policy to be in place, effective as of the Closing.

     SECTION 12.    CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.

The obligations of Purchaser hereunder are, at the option of Purchaser, subject to the satisfaction on or prior to the Closing Date of the following conditions:

       12.1. REPRESENTATIONS AND WARRANTIES ON CLOSING DATE. All representations and warranties of the other parties contained in this Agreement or in any document or certificate delivered by any party to Purchaser pursuant to this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

       12.2. TERMS, COVENANTS AND CONDITIONS. All the terms, covenants and conditions of this Agreement to be complied with and performed by each of the other parties on or prior to the Closing Date shall have been complied with and performed in all material respects.

       12.3. CONSENTS, APPROVALS, ETC. All consents, permits, approvals, authorizations or orders of any court or Governmental Authority or Regulatory Body necessary for the lawful consummation of the transactions contemplated hereby shall have been obtained.

       12.4.   OFFICER'S  CERTIFICATES.   Each of the other parties to this
Agreement shall have delivered to Purchaser certificates, dated the Closing

                                Page 30 of 42 Pages

Date, executed by its respective authorized executive officer, stating that as of the Closing Date all of the respective representations and warranties of such party contained in this Agreement are true and correct in all material respects, that such party has performed all of its respective obligations and covenants to be performed by it hereunder, and that all of the conditions precedent to the obligations of such party hereunder have been satisfied or waived by such party in writing.

       12.5. LITIGATION. No action, suit or proceeding shall have been instituted by or before any court or Governmental Authority or Regulatory Body, or instituted or threatened by any Governmental Authority or Regulatory Body, to restrain, or to modify in any material respect, or to prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

       12.6.   OPINION OF COUNSEL.

               (a) The Purchaser shall have received an opinion of Morgan, Lewis & Bockius LLP, counsel to the Company, dated the Closing Date, substantially in the form appended hereto as Exhibit C.

               (b) The Purchaser shall have received an opinion of Rogers & Wells LLP, counsel to Computer 2000 and Seller, dated the Closing Date, substantially in the form appended hereto as Exhibit B.

       12.7. COMPUTER 2000 CONTRIBUTION TO CAPITAL. Computer 2000 shall have paid to or for the benefit of the Company Three Million U.S. Dollars ($3,000,000) by wire transfer of immediately available funds to an account or accounts specified by the Company.

       12.8. DIRECTOR RESIGNATIONS. Each of the Computer 2000 Designees then sitting on the Board of Directors of the Company shall have submitted his written resignation to the Company, effective as of the Closing, conditional upon nothing other than the consummation of the transactions contemplated hereby.

       12.9. DELIVERY OF SHARES. Computer 2000 shall have delivered to Purchaser a certificate or certificates evidencing the Shares, with stock powers duly executed and attested, sufficient to vest in Purchaser good and marketable title to the Shares, free and clear of any and all liens and encumbrances.

       12.10. DELIVERY OF CERTIFICATES. Computer 2000 shall have delivered to the Company a certificate or certificates or other proper documentation evidencing the Preferred Stock, Achievement Warrants and the Maintenance Option, in each case, free and clear of any and all liens and encumbrances, to be deemed a contribution to the capital of the Company.

       12.11. FORGIVENESS OF INDEBTEDNESS. Computer 2000 shall have caused all intercompany loans and receivables against the Company, including accrued interest, to be forgiven, effective as of the Closing Date, and Computer 2000 shall have delivered to Purchaser evidence of all such forgiveness, in form and substance satisfactory to Purchaser.

                                Page 31 of 42 Pages

          12. CANCELLATION. The Company shall have caused the Achievement Warrants and the Maintenance Option to be cancelled, effective as of the Closing Date. Seller shall have waived all rights to receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock.


     SECTION 13.    INDEMNIFICATION.

       13.1.   INDEMNIFICATION BY THE COMPANY.

               (a)  After the Closing, subject to the limitations set forth in Section 13.4 below, the Company hereby agrees to indemnify, hold harmless and defend Computer 2000, Seller and Purchaser and their respective Affiliates against and in respect of any and all Losses arising out of or based upon or relating or pertaining in any way to:

                 (i) the inaccuracy of any representation or warranty made by the Company in this Agreement or in the officer's certificate delivered pursuant hereto; and

                (ii) the breach by the Company of any agreement or covenant contained in this Agreement.

       13.2.   INDEMNIFICATION BY COMPUTER 2000 AND SELLER.

               (a) After the Closing, subject to the limitations set forth in Section 13.4 below, Computer 2000 and Seller, jointly and severally, hereby agree to indemnify, hold harmless and defend the Company and Purchaser and their respective Affiliates against and in respect of any and all Losses arising out of or based upon or relating or pertaining in any way to:

                 (i) the inaccuracy of any representation or warranty made by Computer 2000 or Seller in this Agreement or in the officer's certificate delivered pursuant hereto; and

                (ii) the breach by Computer 2000 of Seller of any agreement or covenant contained in this Agreement.

       13.3.   INDEMNIFICATION BY PURCHASER.

               (a) After the Closing, subject to the limitations set forth in Section 13.4 below, Purchaser hereby agrees to indemnify, hold harmless and defend the Company, Computer 2000 and Seller and their respective Affiliates against and in respect of any and all Losses arising out of or based upon or relating or pertaining in any way to:

                 (i) the inaccuracy of any representation or warranty made by Purchaser in this Agreement or in the officer's certificate delivered pursuant hereto; and


                                Page 32 of 42 Pages

                (ii) the breach by Purchaser of any agreement or covenant contained in this Agreement.

       13.4.   LIMITATIONS ON INDEMNIFICATION.

               (a) Liability for any Indemnifying Party (as defined below) to indemnify, hold harmless or defend any Indemnified Party (as defined below) under this Agreement (collectively, "Indemnification") shall be conditioned upon compliance with the following notification procedures:

                 (i)     in  the case of any Indemnification  described  in
Section 13.1(a)(i), Section 13.2(a)(i) or Section 13.3(a)(i) relating to a breach of a representation or warranty contained herein, notice of such matter on which such right to Indemnification is based shall be given in accordance with the provisions of Section 13.5 below, but in no event later than 12 months after the Closing Date;

                (ii)     in  the  case  of any Indemnification described in
Section 13.1(a)(ii), Section 13.2(a)(ii) or Section 13.3(a)(ii) relating to a breach of any agreement or covenant hereunder, other than (A) the Company's covenants set forth in Section 7.4 (Releases), Section 7.5 (Indemnification of Computer 2000 Designees), Section 7.6 (Indemnification of Computer 2000 and Seller) or Section 7.8 (No Common Stock Repurchase), or (B) Purchaser's covenants set forth in Section 9.3 (Unaffiliated Directors), Section 9.4 (Voting Arrangements) or Section 9.5 (Standstill Provisions), notice of such matter on which such right to Indemnification is based shall be given in accordance with the provisions of Section 13.5 below, but in no event later than 36 months after the breach of such agreement or covenant; and

               (iii)     in the case of any  Indemnification  described  in
(A) Section 13.1(a)(ii) relating to a breach of any covenant of the Company set forth in Section 7.4 (Releases), Section 7.5 (Indemnification of Computer 2000 Designees), Section 7.6 (Indemnification of Computer 2000 and Seller) or Section 7.8 (No Common Stock Repurchase), or (B) Section 13.3(a)(ii) relating to a breach of any covenant of Purchaser set forth in
Section 9.3 (Unaffiliated Directors),  Section 9.4 (Voting Arrangements) or
Section 9.5 (Standstill Provisions), notice of such matter on which such right to Indemnification is based shall be given in accordance with the provisions of Section 13.5 below, but in no event later ninety (90) days after the expiration of the period of the applicable statute of limitations governing the right of any third party or Governmental Authority or
Regulatory Body, as the case may be, to bring a claim relating or pertaining in any way to the matters described in Section 7.4, Section 7.5,
Section 7.6, Section 9.3, Section 9.4 or Section 9.5, as the case may be, ignoring for such purposes any voluntary extension thereof by an Indemnifying Person (as defined below).

       13.5. INDEMNIFICATION PROCEDURES. A party seeking Indemnification pursuant to this Agreement (the "Indemnified Party") shall give reasonably prompt notice to the party from whom such Indemnification is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any action, suit or proceeding, in respect of which indemnity may be sought hereunder, and shall give the Indemnifying Party such information with

                                Page 33 of 42 Pages
respect thereto as the Indemnifying Party may reasonably request, but no failure to give such notice shall relieve the Indemnifying Party of any liability hereunder, except to the extent that the Indemnifying Party has suffered actual prejudice thereby. The Indemnifying Party shall have the right to undertake the defense of any such claim asserted by a third Person and the Indemnified Party shall cooperate in such defense and make available all records and materials requested by the Indemnifying Party in connection therewith at the Indemnifying Party's expense. The Indemnified Party shall be entitled to participate in such defense, but shall not be entitled to Indemnification with respect to the costs and expenses of such defense if the Indemnifying Party shall have assumed the defense of the claim with counsel reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall not be liable for any claim settled without its consent, which consent may not be unreasonably withheld. The Indemnifying Party may settle any claim without the consent of the Indemnified Party, but only if the sole relief awarded is monetary damages.

       13.6.   SURVIVAL.   All  representations and warranties contained in
this Agreement shall survive the Closing hereunder for a period of 12 months.

     SECTION 14.    TERMINATION OF AGREEMENT.

       14.1.   TERMINATION.   This  Agreement may be terminated at any time
prior to the Closing as follows:

               (a) by mutual written agreement of all of the parties hereto;

               (b) at the election of any party, if any legal proceeding is commenced or threatened by any Governmental Authority or Regulatory Body or other Person directed against the consummation of the Closing or any other transaction contemplated under this Agreement and such party, reasonably and in good faith deems it impractical or inadvisable to proceed in view of such legal proceeding or threat thereof;

               (c) at the election of the Company (i) if any one or more of the conditions to the Company's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Computer 2000, Seller or Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998; and

               (d) at the election of Computer 2000, (i) if any one or more of the conditions to Computer 2000's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Company or Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998; and

               (e) at the election of Seller, (i) if any one or more of the conditions to Seller's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Company or

                                Page 34 of 42 Pages

Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998; and

               (f) at the election of Purchaser, (i) if any one or more of the conditions to Purchaser's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Company, Computer 2000 or Seller has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998.

       14.2. EFFECT OF TERMINATION. If this Agreement is terminated as permitted by Section 14.1, then, except as set forth in Section 15.1 (Dispute Resolution); Section 15.2 (Expenses); Section 15.4 (Brokers);
Section 15.6 (Notices) and Section 15.9 (Governing Law), such termination shall be without any liability or obligation of any party or any of its respective Affiliates to any other party or any of its respective Affiliates; provided, however, that nothing set forth in this Section 14 shall relieve any party from any material breach of this Agreement.

     SECTION 15.    MISCELLANEOUS.

       15.1.   DISPUTE RESOLUTION.

               (a) Dispute resolution under the procedures provided in this Section 15.1 shall be the exclusive remedy for all disputes between the parties in respect of a breach of any term of this Agreement. Each party agrees not to resort to any court, agency or private group with respect to such disputes except in accordance with this Section 15.1.

               (b)  In  any  disputes  arising  out of or relating  to  the performance of this Agreement the parties shall attempt reasonably to resolve such disputes in good faith by negotiation between senior executives of each.

               (c) If any such dispute has not been resolved by negotiation by senior executives of the parties within a period of thirty
(30) calendar days (or such other reasonable amount of time as the parties may in good faith agree is warranted by the circumstances), the dispute shall be settled exclusively by arbitration as described in this Section
15.1 pursuant to the applicable rules of the American Arbitration Association ("AAA"), such arbitration to be conducted in New York, New York, U.S.A. If for any reason certain claims or disputes are deemed to be non-arbitrable, the non-arbitrability of those claims or disputes shall in no way affect the arbitrability of any other claims or disputes. The parties may initiate the arbitration procedures set forth in this Section
15.1 by providing notice to the other party, as provided in this Section 15.1, and to the AAA of the existence of a dispute to be arbitrated.

               (d) Arbitration shall be conducted by one arbitrator to be selected by the parties. The arbitrator shall not be an officer, director or employee of either party or of any of their respective Affiliates. The arbitrator shall be an attorney licensed to practice law and familiar with

                                Page 35 of 42 Pages
the rules of evidence and shall be generally knowledgeable with respect to business issues being submitted to arbitration that would reasonably be expected to arise in relation to this Agreement. If the parties are unable to agree on an arbitrator within fifteen (15) calendar days of the effective delivery of the notice required by Section 15.1(c), then the AAA shall appoint the arbitrator. The decision of the arbitrator shall be final and binding upon the parties. The arbitrator shall provide reasoned written opinions for all decisions.

               (e) All hearings that may be required shall be concluded within sixty (60) calendar days (or such other reasonable amount of time as the parties may in good faith agree is warranted by the circumstances) after the selection of the arbitrator. The arbitrator shall render his or her award within fifteen (15) calendar days after the last hearing.

               (f) The parties may by written notice to one another and to the arbitrator freely specify further controversies or claims to be arbitrated upon until the day of any pre-hearing conference held by the arbitrator for such purpose. Thereafter, additional controversies or claims may be added only with the consent of the arbitrator.

               (g) The arbitrator may make interim awards and may award equitable and declaratory relief; provided, however, that the arbitrator may not order the termination of this Agreement for any reason other than as expressly set forth in Section 14.1 hereof.

               (h) The costs and expenses of the arbitration (including reasonable attorneys' fees) shall be allocated by the arbitrator between the parties as the arbitrator sees fit.

               (i) The arbitrator shall not consider, nor shall any award include amounts for, punitive or exemplary damages.

               (j)  Notwithstanding    any    other   provision   of   this
Section 15.1, either party may seek from any U.S. federal or state court of competent jurisdiction sitting in New York County, New York, U.S.A., interim relief, including but not limited to temporary restraining orders, preliminary injunctions and other interim equitable relief as the same may vary from jurisdiction to jurisdiction, in aid of arbitration or to protect the rights of a party pending the appointment of the arbitrator and the rendering of the arbitration decision.

               (k) In addition to the available remedy or remedies awarded by the arbitrator, in an action to enforce a decision of the arbitrator, the prevailing party shall be entitled to its reasonable attorneys' fees, expert fees, costs and expenses without regard to the local rules of the court in which such action is brought.

       15.2. EXPENSES. The parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby. The Company shall pay the fees due to the Financial Advisor to render the Comfort Letter.

                                Page 36 of 42 Pages

       15.3. FURTHER ASSURANCES. Each of the parties shall execute such documents and other papers and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its reasonable efforts to fulfill or obtain the fulfillment of the conditions to the Closing, including, without limitation, the execution and delivery of any document or other papers, the execution and delivery of which are conditions precedent to the Closing.

       15.4.   BROKERS.

               (a) The Company represents and warrants to the other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on its behalf in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Company or any action taken by the Company.

               (b)  Computer  2000  represents  and warrants to  the  other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on behalf of Computer 2000 in connection with this Agreement or the transactions contemplated hereby, and that there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with Computer 2000, or any action taken by Computer 2000.

               (c)  Seller represents and warrants  to the other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on behalf of Seller in connection with this Agreement or the transactions contemplated hereby, and that there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with Seller, or any action taken by Seller

               (d) Purchaser represents and warrants to the other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on its behalf in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with Purchaser or any action taken by Purchaser.

               (e) Each party agrees to indemnify and save the harmless the other parties hereto from any claim or demand for commissions or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of such party, and to bear the cost of legal expenses incurred in defending against any such claim.

       15.5.   CERTAIN  DEFINITIONS.   As  used  in  this  Agreement,   the
following terms have the following meanings unless the context otherwise requires:

               (a)  "Actions   or  Proceedings"  means  any  action,  suit,
proceeding, arbitration or investigation or audit by any Governmental Authority or Regulatory Body.

                                Page 37 of 42 Pages

               (b) "Affiliate" with respect to any Person, means any other Person controlling, controlled by or under common control with such Person;

               (c) "Contracts or Other Agreements" means all material contracts, agreements, understandings, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses, commitments or other binding arrangements, written or oral, express or implied;

               (d) "Governmental Authority or Regulatory Body" means any government or political subdivision thereof, whether foreign, U.S. federal, state, provincial or local, or any agency or instrumentality of any such government or political subdivision;

               (e) "Knowledge" means the knowledge a party actually has and the knowledge a party, after due inquiry, should have had. A party is deemed to have knowledge of any matter as to which any officer or director of such party has knowledge.

               (f) "Law" means any law, statute, rule, regulation, ordinance or other pronouncement having the effect of law in the United States or in any other country, or in any state, providence, county, city or other political subdivision thereof.

               (g) "Loss" means any loss, liability, damages, deficiency, cost or expense, including interest, penalties and reasonable attorneys' fees and disbursements and other costs.

               (h) "Order" means any writ, judgment, decree, injunction or similar order of any Governmental Authority or Regulatory Body of the United States or of any other country, or of any state, providence, county, city or other political subdivision thereof (in each such case, whether preliminary or final).

               (i) "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization, Governmental Authority or Regulatory Body or other entity of any kind whatsoever.

       15.6. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid, or by an internationally recognized overnight courier such as Federal Express. Any such notice shall be deemed given when so delivered personally, or sent by facsimile transmission or, if mailed or sent by courier, three days after the date of mailing or deliver to a courier service, as follows:

                                Page 38 of 42 Pages

               (a)  If to the Company to:

                    AmeriQuest Technologies, Inc.
                    425 Privet Road
                    Horsham, Pennsylvania 19044-0965
                    Attention:  Chief Executive Officer
                    Facsimile: (215) 675-1824

               with required copies to:

                    Morgan, Lewis & Bockius LLP
                    2000 One Logan Square
                    Philadelphia, Pennsylvania 19103
                    Attention:  Steven M. Cohen, Esq.
                    Facsimile:  (215) 963-5299

               (b)  if to Computer 2000, to:

                    Computer 2000 AG
                    Wolfratshauser Strasse 84
                    D-81379 Munich
                    Federal Republic of Germany
                    Attention:  Manfred Guenzel
                    Facsimile:  011-49-89-7427-4402

               with required copies to:

                    Rogers & Wells LLP
                    Two Hundred Park Avenue
                    New York, NY 10166-0153
                    Attention:  Klaus H. Jander, Esq.
                    Facsimile (212) 878-8375

               (c)  if to Seller to:

                    Computer 2000, Inc.
                    Wolfratshauser Strasse 84
                    D-81379 Munich
                    Federal Republic of Germany
                    Attention:  Manfred Guenzel
                    Facsimile:  011-49-89-7427-4402

                                Page 39 of 42 Pages
               with required copies to:

                    Rogers & Wells LLP
                    Two Hundred Park Avenue
                    New York, NY 10166-0153
                    Attention:  Klaus H. Jander, Esq.
                    Facsimile (212) 878-8375

               (d)  If to Purchaser, to:

                    The   Listen   Group   Partners  LLC   c/o   AmeriQuest
Technologies, Inc.
                    425 Privet Road
                    Horsham, Pennsylvania 19044-0965
                    Attention:  Alexander C. Kramer and Jon D. Jensen
                    Facsimile: (215) 675-1824

               with required copies to:

                    J. Britton Gourley, Jr., Esq.
                    P.O. Box 1905
                    1003 West Ninth Avenue
                    King of Prussia, Pennsylvania 19406
                    Facsimile:  (610) 265-2480

Any party may by notice given in accordance with this Section 15.6 to the other parties designate another address or person for receipt of notices hereunder.

       15.7. ENTIRE AGREEMENT. This Agreement and the agreements, certificates and other documents delivered pursuant hereto or in connection with the transactions contemplated hereby contain the entire agreement among the parties with respect to the transactions described herein, and supersede all prior agreements, written or oral, with respect thereto.

       15.8. WAIVERS AND AMENDMENTS; PRESERVATION OF REMEDIES. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such

                                Page 40 of 42 Pages
inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

       15.9. GOVERNING LAW. This Agreement shall be exclusively governed and construed exclusively in accordance with the laws of the State of New York, without reference to its conflicts-of-law rules or principles.

       15.10. BINDING EFFECT; NO ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. Except by operation of law, this Agreement is not assignable without the consent of the parties and any purported assignment without such consent shall be null and void.

       15.11. COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

       15.12.       HEADINGS.   The headings  in  this  Agreement  are  for
reference only, and shall not affect the interpretation of this Agreement.

                                PAGE 41 OF 42 PAGES

          IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.



                              AMERIQUEST TECHNOLOGIES, INC.


                              By: /s/ Alexander C. Kramer, Jr.
                              Name: Alexander C. Kramer, Jr.
                              Title: President



                              COMPUTER 2000 AG


                              By: /s/ Dr. Harry Krischik
                              Name: Dr. Harry Krischik
                              Title: Member of the Executive Board


                              By: /s/ Manfred Guenzel
                              Name: Manfred Guenzel
                              Title: Member of the Executive Board



                              COMPUTER 2000, INC.


By: /s/ Martin E. Loeffler    By: /s/ Richard E. Obermaier
Name: Martin E. Loeffler      Name: Richard E. Obermaier
Title: President              Title: Secretary



                              THE LISTEN GROUP PARTNERS LLC


                              By: /s/ Jon D. Jensen
                              Name: Jon D. Jensen
                              Title: Co-President

                                PAGE 42 OF 42 PAGES